Exhibit 99.1

WalkMe Ltd.
1 Walter Moses St., Tel Aviv 6789903, Israel

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 7, 2024

Notice is hereby given that a special and annual general meeting of shareholders (the “Meeting” or the “meeting”) of WalkMe Ltd., a company organized under the laws of the State of Israel (“WalkMe” or the “Company”), will be held on August 7, 2024 at 4:00 p.m. Israel Time (9:00 a.m. Eastern Time) at the principal executive offices of WalkMe, located at 1 Walter Moses St., Tel Aviv 6789903, Israel.

As previously announced, WalkMe entered into an Agreement and Plan of Merger, dated as of June 4, 2024, a copy of which was attached as Exhibit 99.1 to WalkMe’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on June 5, 2024 (as it may be amended from time to time, the “Merger Agreement”), with SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into WalkMe, with WalkMe surviving the merger (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

The meeting will be held for the following purposes:

(1)
Merger Proposal. To approve (a) the Merger Agreement; (b) the Merger itself; (c) the consideration to be received by the shareholders of WalkMe in the Merger, consisting of  $14.00 per share in cash, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes, for each ordinary share, no par value, of WalkMe (each, a “Company Share”) owned immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (the “per share merger consideration”); (d) the treatment of equity awards of WalkMe in accordance with the terms of the Merger Agreement; (e) the purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”).

(2)
Adjournment Proposal. To approve the adjournment of the meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (the “Adjournment Proposal”).

(3)
Director Re-election Proposal. To re-elect each of Jeff Horing, Ron Gutler and Haleli Barath as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s amended and restated articles of association or the Companies Law, 5759-1999 (collectively with the regulations promulgated thereunder, the “Companies Law”) (the “Director Re-election Proposal”).

(4)
Auditor Re-appointment Proposal. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (the “Board”) (with power of delegation to its audit committee) to set the fees to be paid to such auditors (the “Auditor Re-appointment Proposal”).

(5)
CEO Compensation Proposal. To approve equity awards granted to Mr. Dan Adika, the Company’s Chief Executive Officer, on May 30, 2024, subject to requisite approval by the Company’s shareholders (the “CEO Compensation Proposal”, and, together with the Merger Proposal, Adjournment Proposal, Director Re-election Proposal and Auditor Re-appointment Proposal, the “proposals”).

The Company cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of the Adjournment Proposal (Proposal 2), Director Re-election Proposal (Proposal 3), Auditor Re-appointment Proposal (Proposal 4) or CEO Compensation Proposal (Proposal 5). With respect to the Director Re-election Proposal (Proposal 3), if the Merger is completed, the terms of all directors of the Company will end upon completion of the Merger, with the directors of Merger Sub as of immediately prior to the Effective Time becoming the directors of the Surviving Company. With respect to the Auditor Re-appointment Proposal (Proposal 4), if the Merger is completed, the appointment of Kost, Forer, Gabbay & Kasierer, the Company’s independent registered public accounting firm, will, in coordination with Parent, terminate after the Merger is completed.

The Board unanimously recommends a vote FOR all of the proposals presented at the meeting, including the Merger Proposal.

In addition to considering and voting on the proposals, members of the Company’s management will be available at the meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

Your shares can be voted at the meeting only if you are present or represented by a valid proxy or proxy card. Only shareholders of record as of the close of business on June 27, 2024 (the “Record Date”) are entitled to notice of the meeting and to vote at the meeting or any adjournment, postponement or other delay thereof. You are also entitled to vote at the meeting if you hold Company Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on June 27, 2024, or which appears in the participant listing of a securities depository on that date. Even if you plan to attend the meeting, we request that you submit your proxy or voting instruction form in advance.

The Board, after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”) are fair to, advisable and in the best interests of WalkMe and WalkMe’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of WalkMe to its creditors, (ii) authorized and approved in all respects, the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other Transactions, upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the performance of the Merger Agreement and the consummation of the Merger and the other Transactions be submitted to the Company’s shareholders for their adoption and approval and (iv) resolved to recommend that the Company’s shareholders adopt and approve the performance of the Merger Agreement, the Merger and the other Transactions.

Furthermore, the Board has determined the meeting to be an appropriate opportunity and efficient use of the Company’s time and resources to add to the agenda of the meeting such items that are required to be approved by the shareholders in connection with the Company’s annual general meeting, including the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal.

Accordingly, the Board unanimously recommends that you vote (1) “FOR” the Merger Proposal, (2) “FOR” the Adjournment Proposal, (3) “FOR” the Director Re-election Proposal, (4) “FOR” the Auditor Re-appointment Proposal, and (5) “FOR” the CEO Compensation Proposal, which will be described in the proxy statement describing the various matters to be voted on at the meeting, to be furnished to the SEC on Form 6-K on or around July 1, 2024.

Your vote is very important, regardless of the number of Company Shares that you own. The approval of each of the Merger Proposal, the Adjournment Proposal, the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on such proposal (excluding abstentions and broker non-votes).

In the case of the Merger Proposal, the foregoing majority must be achieved after excluding any votes of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Parent or Merger Sub, or the right to appoint 25% or more of the directors of Parent or Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Merger Sub or any of the foregoing.

In the case of the CEO Compensation Proposal, the foregoing majority must be achieved subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the meeting in favor of the CEO Compensation Proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal (within the meanings set forth below) (each controlling shareholder or shareholder with a personal interest, an “Interested Shareholder”); or

(ii)
the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the CEO Compensation Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the Company), including, with respect to the CEO Compensation Proposal, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. Two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval by the Company’s shareholders will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company's shareholders, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company (i) includes a personal interest of any of the shareholder’s relative (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest, and (ii) excludes an interest arising solely from the ownership of the Company Shares.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the CEO Compensation Proposal), please notify Paul Shinn, General Counsel, at legal@walkme.com.

Other than entities affiliated with Insight Partners, who are deemed for purposes of the CEO Compensation Proposal to be controlling shareholders, we do not believe we have a controlling shareholder as of the Record Date, and therefore, we believe that none of our other shareholders (except for Mr. Adika) should have a personal interest in the CEO Compensation Proposal and be deemed an Interested Shareholder.

Under the Company’s amended and restated articles of association (the “Articles”), the meeting will be properly convened and a requisite quorum will be present if two or more shareholders (not in default in payment of any sum referred to in Article 13 of the Articles) attend the meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of the voting power of the Company. If such quorum is not present within half an hour from the time appointed for the meeting, then, without any further notice, the meeting will be adjourned (i) to the following week (to the same day, time and place), (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day (which day may be earlier or later than the day pursuant to clause (i) above) and at such time and place the chairperson of the meeting shall determine. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

If you are a shareholder of record, your signed proxy card must be delivered physically to our offices by 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024) to be validly included in the tally of Company Shares voted at the meeting. If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, your signed proxy card must be received by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024) to be counted towards the tally of Company Shares so voted. In the alternative, a proxy card may be presented in person to the chairperson of the meeting in order to be counted towards the tally of votes at the meeting. If you are a shareholder of record and attend the meeting, you may vote in person, and if you do so, your proxy will not be used.

If your Company Shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Company Shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Company Shares as of the Record Date, in order to be given a ballot to vote the shares in person at the meeting.

Additionally, in accordance with, and subject to, the provisions of our Articles and of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than 11:59 p.m. Israel Time on July 5, 2024, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to the Company at the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, the Company will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC. However, the Record Date will not change.

The Company intends to furnish a copy of the proxy statement for the meeting, describing the matters to be voted on at the meeting, along with the proxy card and other documents to the SEC on a Report of Foreign Private Issuer on Form 6-K on or around July 1, 2024. Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at ir.walkme.com or www.proxyvote.com, or by directing the request to the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. The contents of WalkMe’s website are not deemed to be incorporated by reference into the Form 6-K or the proxy statement.

THIS COMMUNICATION IS NOT A SUBSTITUTION FOR THE PROXY STATEMENT OR FOR ANY OTHER DOCUMENTS THAT WALKME MAY FURNISH TO THE SEC OR SEND TO SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

WALKME LTD.

By:	/s/ Michele Bettencourt
Name:	Michele Bettencourt
Title:	Chairperson of the Board of Directors